Exhibit 99.1

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2025	December 31, 2025	December 31, 2025
		RM	RM	US$

ASSETS
Non-current assets
Property, plant and equipment	4	3,827,557	3,426,369	844,765
Investment in associate	5	-	3,264,063	804,749
Total non-current assets		3,827,557	6,690,432	1,649,514

Current assets
Inventories	6	9,212,860	8,931,433	2,202,030
Trade and other receivables	7	11,219,731	9,713,090	2,394,746
Tax recoverable		420,927	141,875	34,979
Cash and bank balances	8	23,723,687	17,533,568	4,322,872
Total current assets		44,577,205	36,319,966	8,954,627

Total assets		48,404,762	43,010,398	10,604,141

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital	9	575	575	142
Reserve	10	10,906,799	10,138,826	2,499,710
Share premium	11	27,487,030	27,487,030	6,776,881
Accumulated losses		(138,385)	(2,992,386)	(737,768)
Total equity		38,256,019	34,634,045	8,538,965

Non-current liabilities
Lease liabilities	13	695,284	624,665	154,010
Total non-current liabilities		695,284	624,665	154,010

Current liabilities
Trade and other payables	12	8,134,186	7,108,887	1,752,685
Lease liabilities	13	886,595	320,067	78,912
Deferred tax liabilities	14	432,678	322,734	79,569
Total current liabilities		9,453,459	7,751,688	1,911,166

Total liabilities		10,148,743	8,376,353	2,065,176

Total equity and liabilities		48,404,762	43,010,398	10,604,141

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME

		For the Six Months Ended
	Note	December 31, 2024	December 31, 2025	December 31, 2025
		RM	RM	US$

Revenue	15	11,171,023	10,993,757	2,710,492
Cost of sales		(10,288,382)	(9,759,061)	(2,406,080)
Gross profit		882,641	1,234,696	304,412

Operating expenses:
Selling and distribution expenses		(232,322)	(260,241)	(64,162)
General and administrative expenses		(1,826,914)	(3,984,913)	(982,474)
		(2,059,236)	(4,245,154)	(1,046,636)

Loss from operations		(1,176,595)	(3,010,458)	(742,224)

Other income/(expenses):
Interest income		10,947	240,175	59,215
Interest expense	16	(121,811)	(26,282)	(6,480)
Other income	17	256,605	18,428	4,543
Other expenses	18	(415,409)	(104,488)	(25,762)
Share of loss of associate	5	-	(81,320)	(20,049)
		(269,668)	46,513	11,467

Loss before income tax	19	(1,446,263)	(2,963,945)	(730,757)
Income tax benefit	20	131,659	109,944	27,107

Loss for the period		(1,314,604)	(2,854,001)	(703,650)

Other comprehensive income:
Exchange differences on translating foreign operations		3,421	(767,973)	(189,342)
Total comprehensive loss attributable to equity owners of the Company		(1,311,183)	(3,621,974)	(892,992)

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		(28.50)	(53.10)	(13.10)

	December 31, 2024	December 31, 2025

Weighted average number of ordinary shares used in computing basic and diluted earnings*	46,154	53,740

*	Giving retroactive effect to the 1 to 250 reverse share split effected on April 6, 2026.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Reserve	Share premium	Retained earnings/ (Accumulated losses)	Total equity
	RM	RM	RM	RM	RM

Balance at July 1, 2024	482	12,388,487	-	4,795,312	17,184,281
Issuance of Class A Ordinary Shares in relation to an initial public offering (including over-allotment option of Class A Ordinary Shares), net of offering expenses	93	-	27,662,918	-	27,663,011

Loss for the period	-	-	-	(1,314,604)	(1,314,604)
Other comprehensive income:
Exchange differences on translating foreign operations	-	3,421	-	-	3,421

Balance at December 31, 2024	575	12,391,908	27,662,918	3,480,708	43,536,109
Balance at July 1, 2025	575	10,906,799	27,487,030	(138,385)	38,256,019
Loss for the period	-	-	-	(2,854,001)	(2,854,001)
Other comprehensive income:
Exchange differences on translating foreign operations	-	(767,973)	-	-	(767,973)
Balance at December 31, 2025	575	10,138,826	27,487,030	(2,992,386)	34,634,045
Balance at December 31, 2025 (US$)	142	2,499,710	6,776,881	(737,768)	8,538,965

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended
	Note	December 31, 2024	December 31, 2025	December 31, 2025
		RM	RM	US$

Cash flows from operating activities
Loss before tax		(1,446,263)	(2,963,945)	(730,757)

Adjustments for:
Depreciation of property, plant and equipment	4	611,588	596,135	146,976
Allowance for expected credit loss on trade receivables		-	32,131	7,922
Gain on disposal of plant and equipment	17	(248,949)	(2,723)	(671)
Interest expense	16	121,811	26,282	6,480
Interest income		(10,947)	(240,175)	(59,215)
Property, plant and equipment write-off		1	-	-
Inventories write-down		266,009	72,343	17,836
Inventories write-off		(14,228)	(18,404)	(4,537)
Reversal of inventories write-down		(180,937)	(257,448)	(63,473)
Share of loss of associate		-	81,320	20,049
Unrealised foreign exchange gain		-	(267,085)	(65,849)
Operating cash flows before working capital changes		(901,915)	(2,941,569)	(725,239)

Changes in working capital:
Inventories		(313,237)	484,936	119,560
Trade and other receivables		3,182,555	1,390,603	342,852
Trade and other payables		(2,164,792)	(861,217)	(212,332)
Cash used in operating activities		(197,389)	(1,927,247)	(475,159)
Income tax (paid)/refunded		(40,554)	279,052	68,800
Net cash used in operating activities		(237,943)	(1,648,195)	(406,359)

Cash flows from investing activities
Investment in associate		-	(3,345,383)	(824,798)
Interest income		7,105	236,572	58,326
Short-term deposits pledged		(1,117,375)	8,570,517	2,113,047
Purchase of plant and equipment		(67,360)	(199,368)	(49,154)
Proceeds from disposal of plant and equipment		248,956	7,144	1,761
Net cash (used in)/generated from investing activities		(928,674)	5,269,482	1,299,182

Cash flows from financing activities
Proceeds from initial public offering (including over-allotment option), net of offering expenses		27,663,011	-	-
Advances from a related party		220,854	-	-
Repayment of loans to related party		(1,078,100)	-	-
Interest paid to related parties		(86,013)	-	-
Repayment of lease liabilities		(671,838)	(637,147)	(157,088)
Interest paid for lease liabilities		(22,724)	(26,282)	(6,480)
Net cash generated from/(used in) financing activities		26,025,190	(663,429)	(163,568)

Net change in cash and cash equivalents, and restricted cash		24,858,573	2,957,858	729,255

Cash and cash equivalents, and restricted cash at beginning of period		3,493,475	14,816,854	3,653,071
Effect of foreign exchange rate changes in cash and cash equivalents		-	(577,460)	(142,372)
Cash and cash equivalents, and restricted cash at end of period	8	28,352,048	17,197,252	4,239,954

A reconciliation of liabilities arising from financing activities as follows:

	At beginning		Non-cash changes		At end of
	of financial		Interest	Currency	financial
	period	Cash flows	expense	Realignment	period
	RM	RM	RM	RM	RM
2025
Lease liabilities	1,581,879	(663,429)	26,282	-	944,732
Advances from a related party	5,149,801	-	-	(185,210)	4,964,591
	6,731,680	(663,429)	26,282	(185,210)	5,909,323

2024
Lease liabilities	2,332,120	(671,838)	39,965	-	1,700,247
Loans from related parties	3,539,625	(1,078,100)	-	-	2,461,525
Advances from a related party	5,250,465	220,854	-	-	5,471,319
	11,122,210	(1,529,084)	39,965	-	9,633,091

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

LINKERS INDUSTRIES LIMITED AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Linkers Industries Limited (the “Company”) is incorporated in British Virgin Islands on December 8, 2022 and its registered office at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands. The principal place of business of the Company is Lot A99, Jalan 2A-3, Lot A101 and A102, Jalan 2A, Kawasan Perusahaan MIEL Sungai Lalang, 08000 Sungai Petani, Kedah Darul Aman, Malaysia.

These unaudited interim condensed consolidated financial statements comprise the Company and its subsidiaries (the “Company”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

		Percentage of effective ownership
Name of subsidiary		held by the Company
(Country of incorporation and principal place of business)	Principal activities	June 30, 2025	December 31, 2025

TEM SP Limited	Investment holding	100%	100%
(British Virgin Islands)

Linkers Asia Pacific Limited	Investment holding	N/A	100%
(British Virgin Islands)

TEM Electronics (M) Sdn Bhd	Manufacturing of connectors,	100%	100%
(Malaysia)	assemblies and wire harness

There have been no significant changes in the nature of these activities during the financial periods ended December 31, 2025 and December 31, 2024.

2.	Material accounting policy information

2.1	Basis of preparation

The unaudited interim condensed consolidated financial statements of the Company do not include all the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for a complete set of financial statements. Certain information and footnote disclosures, which are normally included in audited consolidated financial statements prepared in accordance with IFRS, have been condensed or omitted pursuant to Article 10 of Regulations S-X. In the opinion of the Company’s management, the unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, in normal recurring nature, as necessary to present a fair statement of the Company’s statement of financial position as at December 31, 2025, and the statement of profit or loss and comprehensive income, changes in equity and cash flows for the six months ended December 31, 2025 and 2024.

The unaudited interim results of operations are not necessarily indicative of the operating results for the full fiscal year or any future periods. These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company as of and for the year ended June 30, 2025 and 2024, and related notes included in the audited consolidated financial statements.

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Company has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after July 1, 2025. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these unaudited interim condensed consolidated financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the unaudited interim condensed consolidated financial statements of the Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

2.	Material accounting policy information (Cont’d)

2.2	Revenue (Cont’d)

Specifically, the Company uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Company recognizes revenue at a point in time when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sales of connectors, assemblies and wire harness, the Company typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and terms of payment. These terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods has occurred, which is when the goods have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with terms and conditions ie. Free on Board (“FOB”) or Delivered Duty Unpaid (“DDU”), as stipulated in the contracts with customers. The completion of the performance obligation is evidenced by customer’s acceptance/acknowledgement indicating receipt of the products, or other objective evidence indicating customer’s acceptance has been satisfied. No significant element of financing is deemed present as typical payment terms range from 30 to 120 days from the date of issuance of invoice.

All products sold by the Company are not given right of return. The Company offer a standard warranty on certain products for a period of 1 – 5 years to a specific group of customers. This warranty covers defects in products under normal usage conditions. The warranty against defect is not accounted for as separate performance obligation. No extended warranty options are available beyond the standard warranty period.

2.	Material accounting policy information (Cont’d)

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on that control ceases.

In preparing the unaudited interim condensed consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the unaudited interim condensed consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the unaudited interim condensed consolidated financial statements;

●	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for business combinations entered by the Company.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

2.	Material accounting policy information (Cont’d)

2.3	Basis of consolidation (Cont’d)

Acquisition (Cont’d)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Company’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

2.4	Convenience translation

Translations of amounts in the unaudited interim condensed consolidated statements of financial position, unaudited interim condensed consolidated statements of profit or loss and other comprehensive income, and unaudited interim condensed consolidated statements of cash flows from Ringgit Malaysia (“RM”) into United States Dollar (“US$”) as of and for the period ended June 30, 2025 and December 31, 2025 are solely for the convenience of the reader and were calculated at the noon middle rate of US$1 – RM 4.2084 and US$ $1 – RM 4.0560 respectively, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the RM amounts could have been, or could be, converted, realized or settled into US$ at such rate or at any other rate.

2.	Material accounting policy information (Cont’d)

2.5	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Plant and machinery	2 – 10 years
Office equipment	2 – 5 years
Computer systems	2 – 5 years
Renovation	2 – 5 years
Tester and tools	2 – 10 years
Motor vehicles	5 years
Leasehold premises	Over the lease term of 3 – 6 years

Fully depreciated property, plant and equipment are retained in the unaudited interim condensed consolidated financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.	Material accounting policy information (Cont’d)

2.6	Associate

An associate is entity over which the Company has significant influence, but not control, generally accompanied by a shareholding giving rise to voting rights of 20% and above but not exceeding 50%. Investment in an associate is accounted for in the unaudited interim condensed consolidated financial statements using the equity method of accounting less impairment losses, if any.

Investment in an associate is initially recognised at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

In applying the equity method of accounting, the Company’s share of its associate post-acquisition profits or losses are recognised in profit or loss. These post-acquisition movements and distributions received from the associate is adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equal or exceeds its interest in the associate, including any other unsecured non-current receivables, the Company does not recognise further losses, unless it has obligations or has made payments on behalf of the associated.

Unrealised gains on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of an associate has been changed where necessary to ensure consistency with the accounting policies adopted by the Company.

Gains and losses arising from partial disposals or dilutions in investment in an associate is recognised in profit or loss.

Investment in an associate is derecognised when the Company loses significant influence. Any retained interest in the entity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when significant influence is lost and its fair value is recognised in profit or loss.

2.	Material accounting policy information (Cont’d)

2.7	Financial assets

Classification and measurement

The Company classifies its financial assets in the following measurement categories:

●	Amortized cost;

●	Fair value through other comprehensive income (“FVOCI”); and

●	Fair value through profit or loss (“FVPL”).

The classification depends on the Company’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Company reclassifies debt instruments when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

2.	Material accounting policy information (Cont’d)

2.7	Financial assets (Cont’d)

At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and cash equivalents, and trade and other receivables.

There are three subsequent measurement categories, depending on the Company’s business model for managing the asset and the cash flow characteristics of the asset:

Amortized cost

Debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt instrument that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in interest income using the effective interest rate method.

Fair value through other comprehensive income

Debt instruments that are held for collection of contractual cash flows and for sale, and where the assets’ cash flows represent solely payments of principal and interest, are classified as FVOCI. Movements in fair values are recognized in other comprehensive income and accumulated in fair value reserve, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses, which are recognized in profit and loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss and presented in “other income” or “other expenses”. Interest income from these financial assets is recognized using the effective interest rate method and presented in “interest income”.

Fair value through profit or loss

Debt instruments that are held for trading as well as those that do not meet the criteria for classification as amortized cost or FVOCI are classified as FVPL. Movement in fair values and interest income is recognized in profit or loss in the period in which it arises and presented in “other income” or “other expenses”.

Impairment

The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a lifetime ECL).

2.	Material accounting policy information (Cont’d)

2.7	Financial assets (Cont’d)

Impairment (Cont’d)

For trade receivables, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 60 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date – the date on which the Company commits to purchase or sell the asset.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount previously recognized in other comprehensive income relating to that asset is reclassified to profit or loss.

Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount reported in the statements of financial position when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.	Material accounting policy information (Cont’d)

2.8	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work-in-progress comprises direct materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) that have been incurred in bringing the inventories to their present location and condition.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

2.9	Foreign currency translations and balances

Functional and presentation currency

Items included in the unaudited interim condensed consolidated financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company and its subsidiaries incorporated in BVI is USD, and the operating subsidiary incorporated in Malaysia is Ringgit Malaysia. The unaudited interim condensed consolidated financial statements are presented in RM, which is the reporting currency of the Company.

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

2.	Material accounting policy information (Cont’d)

2.9	Foreign currency translations and balances (Cont’d)

Translation of Company entities’ financial statements

The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.10	Cash and cash equivalents

Cash and bank balances in the unaudited interim condensed consolidated statements of financial position comprise cash on hand, bank balances and pledged deposits which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. For the purposes of the unaudited interim condensed consolidated statements of cash flows, cash and cash equivalents excludes any pledged deposits.

2.11	Earnings per share

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the period, adjusted for own shares held, if any.

Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

3.	Use of estimates and assumptions

The preparation of unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

4.	Property, plant and equipment

	Plant and machinery	Leasehold premises	Computer systems and office equipment	Renovation	Tester and tools	Motor vehicles	Total	Total
	RM	RM	RM	RM	RM	RM	RM	US$
Cost:
Balance at July 1, 2024	9,308,392	2,801,531	1,826,103	1,619,305	2,392,201	124,637	18,072,169	4,455,663
Additions	159,419	863,305	26,688	27,540	16,203	11,000	1,104,155	272,227
Write-off	(2,827,271)	(695,627)	(31,480)	(102,810)	(98,084)	-	(3,755,272)	(925,856)
Balance at June 30, 2025	6,640,540	2,969,209	1,821,311	1,544,035	2,310,320	135,637	15,421,052	3,802,034
Additions	180,414	-	14,104	4,850	-	-	199,368	49,154
Write-off	-	-	-	-	(7,780)	-	(7,780)	(1,918)
Balance at December 31, 2025	6,820,954	2,969,209	1,835,415	1,548,885	2,302,540	135,637	15,612,640	3,849,270

Accumulated depreciation
Balance at July 1, 2024	6,812,295	1,766,542	1,761,471	1,312,310	2,047,152	76,708	13,776,478	3,396,568
Depreciation	485,495	469,835	36,806	81,151	140,517	10,637	1,224,441	301,884
Write-off	(2,827,267)	(347,813)	(31,467)	(102,808)	(98,069)	-	(3,407,424)	(840,095)
Balance at June 30, 2025	4,470,523	1,888,564	1,766,810	1,290,653	2,089,600	87,345	11,593,495	2,858,357
Depreciation	222,253	248,670	16,392	36,255	66,330	6,235	596,135	146,976
Write-off	-	-	-	-	(3,359)	-	(3,359)	(828)
Balance at December 31, 2025	4,692,776	2,137,234	1,783,202	1,326,908	2,152,571	93,580	12,186,271	3,004,505

Carrying amount
Balance at June 30, 2025	2,170,017	1,080,645	54,501	253,382	220,720	48,292	3,827,557	943,677

Balance at December 31, 2025	2,128,178	831,975	52,213	221,977	149,969	42,057	3,426,369	844,765

Right-of-use assets acquired under leasing arrangements are presented together with the owned assets of the same class.

5.	Investment in associate

On October 16, 2025, Linkers Asia Pacific Limited, a wholly-owned subsidiary of the Company entered into a Share Sale and Purchase Agreement, with Mr. Man Tak Lau, the chairman of the board of directors of the Company, for the purchase of 104,000 shares, or 20% of the outstanding shares, of LPW Electronics Co., Ltd. (“LPW”) The transaction was closed on October 31, 2025.

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
At beginning of financial year/period	-	-	-
Addition	-	3,447,430	849,958
Share of post-acquisition results	-	(81,320)	(20,049)
Foreign exchange loss	-	(102,047)	(25,160)
At end of financial year/period	-	3,264,063	804,749

Summarised financial information for associates

	December 31, 2025	December 31, 2025
	RM	US$
Current assets	3,025,250	745,870

Current liabilities	(654,812)	(161,443)

Non-current assets	25,216,162	6,217,002

Non-current liabilities	(24,268,922)	(5,983,462)

Summarised statement of comprehensive income/(loss)

	December 31, 2025	December 31, 2025
	RM	US$
Revenue	2,850,028	702,670

Loss from operations	(2,990,364)	(737,269)

Loss from operations (after acquisition)	(414,374)	(102,163)

5.	Investment in associate (Cont’d)

Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented, to the carrying amount of the Group’s interest in associates, is as follows:

	December 31, 2025	December 31, 2025
	RM	US$
Net assets	3,317,678	817,967

Group’s equity interest	20%	20%

Group’s share of net assets	663,536	163,593

Goodwill	2,512,391	619,426

Foreign exchange	88,136	21,730

Carrying value	3,264,063	804,749

6.	Inventories

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Raw materials	5,964,255	5,482,480	1,351,697
Work-in-progress	194,452	574,802	141,716
Finished goods	2,232,202	2,111,432	520,570
Goods-in-transit	790,199	717,756	176,962
Packaging materials	31,752	44,963	11,085
	9,212,860	8,931,433	2,202,030

7.	Trade and other receivables

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Trade receivables - third parties	6,274,545	6,261,073	1,543,657
Less: Allowance for expected credit losses of trade receivables – third parties	(141,849)	(173,980)	(42,895)
	6,132,696	6,087,093	1,500,762

Deposits	194,501	194,501	47,954
Prepayments	4,594,892	2,992,340	737,756
Advance to suppliers	295,672	433,617	106,908
Sundry receivables	1,970	5,539	1,366
	11,219,731	9,713,090	2,394,746

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 120 days’ (June 2025: 30 to 120 days’) credit terms.

Prepayments mainly comprise professional fees paid in advance for business development and marketing activities. These costs will be amortised over the expected benefit period of one to two years, in line with the Company’s policy to match expenses with the period in which the related economic benefits are expected to be realised.

The movement in allowance for expected credit losses of trade receivables – third parties computed based on lifetime ECL was as follows:

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
At beginning and end of financial year/period	243,021	141,849	34,973
(Reversal of)/Allowance for expected credit loss on trade receivables	(101,172)	32,131	7,922
At end of financial year or period	141,849	173,980	42,895

8.	Cash and bank balances

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Cash and bank balances	14,816,854	4,651,283	1,146,766
Fixed deposits	8,906,833	12,882,285	3,176,106
	23,723,687	17,533,568	4,322,872

Fixed deposits amounted to RM 336,316 (June 2025: RM 336,316) are pledged to a Malaysian financial institution as security for bank guarantee granted to the Company. The fixed deposits bear interest at 2.55% (June 2025: 2.55%) per annum and for tenor of 365 (June 2025: 365) days. The fixed deposits are due for renewal in May 2026.

Fixed deposit amounted to RM 12,545,970 (June 2025: RM8,570,517) are placed with a Hong Kong financial institution, bearing interest at 3.50% per annum (June 2025: 4.00%) and for tenor of 3 months (June 2025: 6 months). The fixed deposit is due for renewal in March 2026.

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Cash and bank balances	23,723,687	17,533,568	4,322,872
Less: Fixed deposits pledged	(8,906,833)	(336,316)	(82,918)
Cash and cash equivalents per consolidated statements of cash flows	14,816,854	17,197,252	4,239,954

9.	Share capital

	Ordinary shares – Class A	Ordinary shares – Class B	Total
	Number of shares*	Number of shares*	Number of shares	RM	US$
Paid-up capital
Balance at June 30, 2025	43,740	10,000	53,740	575	142
New issued shares	-	-	-	-	-
Balance at December 31, 2025	43,740	10,000	53,740	575	142

*	Giving retroactive effect to the 1 to 250 reverse share split effected on April 6, 2026.

As of 31 December 2025, the Company has authorized and issued 43,740 (10,935,000 prior to reverse share splits) Class A Ordinary Shares and 10,000 (2,500,000 prior to reverse share splits) Class B Ordinary Shares.

10.	Reserve

Capital reserve

Represents non-distributable reserve which arose from waiver of inter-company balances in prior years, net of merger reserve.

Foreign currency translation reserve

Represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that the Company’s presentation currency. It also includes the exchange differences arising from monetary items which form part of the Company’s net investment in foreign operations, where the monetary item is denominated in currencies different from that of the Company’s presentation currency.

11.	Share premium

Share premium includes any premiums received on the issue of share capital. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

12.	Trade and other payables

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$

Current
Trade payables – third parties	1,332,108	1,335,638	329,299
Amount due to related parties, net (Note 21)	338,786	-	-
Advances from a related party (Note 21)	5,149,801	4,964,591	1,224,012
Other payables	230,340	186,193	45,907
Provision	48,000	48,000	11,834
Accrued expenses	1,035,151	574,465	141,633
	8,134,186	7,108,887	1,752,685

12.	Trade and other payables (Cont’d)

Trade payables are non-interest bearing and are normally settled on 30 to 90 days’ (June 2025: 30 to 90 days’) credit term.

Accrued expenses mainly consisted of staff cost, contract workers’ cost, freight charges and professional fees.

Amount due to related parties, net is unsecured, non-interest bearing and repayment on demand.

Advances from a related party are non-trade in nature, unsecured and non-interest bearing. The advances were used to finance the Company’s IPO in 2024.

The provision pertained to estimated costs of dismantlement, removal or restoration of leased properties to its original condition as stipulated in the terms and conditions of the lease contracts.

13.	Lease liabilities

Company as a lessee

The Company has lease contracts for leasehold premises and plant and machinery. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less and leases with low value. The Company applies the ’short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Carrying amount of right-of-use assets presented within property, plant and equipment

	Leasehold premises	Plant and machinery	Total	Total
	RM	RM	RM	US$
At July 1, 2024	1,034,989	2,157,262	3,192,251	787,044
Addition	863,305	-	863,305	212,846
Written off	(347,814)	-	(347,814)	(85,753)
Depreciation	(469,835)	(348,516)	(818,351)	(201,763)
At June 30, 2025	1,080,645	1,808,746	2,889,391	712,374
Transfer	-	(1,252,763)	(1,252,763)	(308,866)
Depreciation	(248,670)	(174,258)	(422,928)	(104,272)
At December 31, 2025	831,975	381,725	1,213,700	299,236

13.	Lease liabilities (Cont’d)

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the unaudited interim condensed consolidated financial statements.

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Current	886,595	320,067	78,912
Non-current	695,284	624,665	154,010
	1,581,879	944,732	232,922

Amounts recognized in profit or loss

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Depreciation of right-of-use assets	403,719	422,928	104,272
Interest expense on lease liabilities (Note 16)	62,689	26,282	6,480
Short-term lease expenses (Note 19)	35,046	26,831	6,615
	501,454	476,041	117,367

14.	Deferred tax liabilities

Movement in deferred tax liabilities are as follows:

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Accelerated tax depreciation
At beginning of financial year/period	386,074	432,678	106,676
Charged to profit or loss (Note 20)	46,604	(109,944)	(27,107)
At end of financial year/period	432,678	322,734	79,569

15.	Revenue

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Sales of goods – transfer at a point in time	11,171,023	10,993,757	2,710,492

16.	Interest expense

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Interest expense on loan payables to related companies	59,122	-	-
Interest on lease liabilities (Note 13)	62,689	26,282	6,480
	121,811	26,282	6,480

17.	Other income

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Gain on disposal of plant and equipment	248,949	2,723	671
Proceeds from sale of scraped materials	-	14,947	3,685
Sundry income	7,656	758	187
	256,605	18,428	4,543

18.	Other expenses

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Loss on foreign exchange, net	415,409	104,488	25,762

19.	Loss before income tax

Loss before income tax from operations has been determined after inclusion of the following charges. The expenses by nature of the Company are also disclosed in the charges below:

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Cost of sales
Cost of materials	7,347,238	6,803,109	1,677,295
Employee benefits expense
- Salaries and related costs	2,231,026	2,252,973	555,467
- Defined contribution plan	188,250	206,060	50,804

Selling and distribution expenses
Freight outwards	173,926	136,856	33,742
Short-term lease expenses - Rental of warehouse (Note 13)	26,046	26,831	6,615

General and administrative expenses
Employee benefits expense
- Salaries and related costs	843,405	1,007,071	248,292
- Defined contribution plan	98,828	109,540	27,007
- Staff welfare	40,655	58,068	14,317
- Directors’ remuneration	127,464	237,344	58,517
Legal and professional fees	70,707	1,741,177	429,284
Short-term lease expenses - Rental of office (Note 13)	9,000	-	-

20.	Income tax benefit

The major components of income tax benefit recognized in profit or loss for the periods ended December 31, 2024 and 2025 were:

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Deferred taxation
Current period (Note 14)	(131,659)	(109,944)	(27,107)

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company and its subsidiaries, TEM SP Limited and Linkers Asia Pacific Limited are not subject to any income tax.

21.	Significant related party transactions and balances

Other than those disclosed elsewhere in the unaudited interim condensed consolidated financial statements, significant related party transactions during the period on terms agreed between the Company and its related parties were as follows:

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$

SEAP Trading Pte Ltd
Sales to	29,976	17,764	4,380

TEM Electronics (Jiangmen) Co Ltd
Purchase from	756,312	654,496	161,365

BAP Trading Co Ltd
Purchase from	274,705	218,813	53,948

LPW Electronics Co Ltd
Purchase from	-	117,295	28,919

New Universe Industries Ltd
Advance for listing expenses	220,854	-	-

Man Tak Lau
Purchase of LPW’s share	-	3,447,430	849,958

Balances with related parties

	June 30, 2025	December 31, 2025	December 31, 2025
	RM	RM	US$
Trade receivables
SEAP Trading Pte. Ltd.	21,128	-	-

Trade payables
TEM Electronics (Jiangmen) Co Ltd	(255,273)	-	-
BAP Trading Co Ltd	(104,641)	-	-

Amount due to related parties, net	(338,786)	-	-

Advances from a related party
New Universe Industries Ltd	5,149,801	4,964,591	1,224,012

22.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the CEO (“Chief Executive Officer”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in a single business segment which is the business of sales of connectors, assemblies and wire harness. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Company’s non-current assets are based in Malaysia.

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Thailand	5,309,432	4,816,013	1,187,380
Malaysia	2,644,241	3,072,048	757,408
Switzerland	3,094,611	2,759,985	680,470
United States of America	36,126	87,531	21,581
Others (a)	86,613	258,180	63,653
	11,171,023	10,993,757	2,710,492

(a)	No revenue from other single country amounted to 3% or more of the Company’s revenue.

23.	Financial risk management

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognising expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired

III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired

IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
		RM	RM	RM	US$
December 31, 2025
Trade receivables	Lifetime ECL (Simplified)	6,261,073	(173,980)	6,087,093	1,500,762
Other receivables	12-month ECL	200,040	-	200,040	49,320
Cash and bank balances	12-month ECL	17,533,568	-	17,533,568	4,322,872

23.	Financial risk management (Cont’d)

Credit risk (Cont’d)

	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount	Net carrying amount
		RM	RM	RM	US$
June 30, 2025
Trade receivables	Lifetime ECL (Simplified)	6,274,545	(141,849)	6,132,696	1,512,006
Other receivables	12-month ECL	196,471	-	196,471	48,440
Cash and bank balances	12-month ECL	23,723,687	-	23,723,687	5,849,035

Trade receivables

For trade receivables, the Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Company considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	US$
December 31, 2025
Not past due	5,152,221	(144,815)	5,007,406	1,234,567
< 30 days	414,732	(11,557)	403,175	99,402
31 days to 60 days	691,811	(17,508)	674,303	166,248
61 days to 90 days	-	-	-	-
91 days to 120 days	2,309	(100)	2,209	545
>120 days	-	-	-	-
	6,261,073	(173,980)	6,087,093	1,500,762

	Trade receivables	ECL	Trade receivables, net	Trade receivables, net
	RM	RM	RM	US$
June 30, 2025
Not past due	4,944,289	(119,697)	4,824,592	1,189,495
< 30 days	987,992	(17,482)	970,510	239,278
31 days to 60 days	336,636	(4,393)	332,243	81,914
61 days to 90 days	5,628	(277)	5,351	1,319
91 days to 120 days	-	-	-	-
>120 days	-	-	-	-
	6,274,545	(141,849)	6,132,696	1,512,006

23.	Financial risk management (Cont’d)

Exposure to credit risk

The Company has no significant concentration of credit risk except for those significant customers disclosed below. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 5% or more of the Company’s revenue:

	December 31, 2024	December 31, 2025	December 31, 2025
	RM	RM	US$
Customer A	5,235,428	4,751,449	1,171,462
Customer B	3,094,611	2,759,985	680,470
Customer C	907,164	1,088,470	268,360
	9,237,203	8,599,904	2,120,292

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations, bank borrowings, and advances and loans from related parties, if necessary.

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Company’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

The Company does not expect any significant effect on the Company’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the reporting period.

Foreign currency risk

The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

24.	Capital management

The Company manage their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, reserves and retained earnings as presented in the statements of changes in equity.

The Company manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial periods ended June 30 and December 31, 2025. The overall strategy remained unchanged from 2025.

25.	Events after reporting period

The Company has assessed all events from December 31, 2025, up through April 29, 2026 which is the date that these unaudited interim condensed consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated unaudited interim condensed consolidated financial statements except the below matter.

On March 10, 2025, the Company received a letter from Nasdaq notifying the Company that based on the closing bid price of the Company for the period from January 24, 2025 to March 7, 2025, the Company no longer met the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of US$ 1.00 per share (the “Minimum Bid Price Requirement”). The Company was provided 180 calendar days, or until September 8, 2025, in which to regain compliance with Nasdaq continued listing requirement. On September 9, 2025, the Company received a letter from Nasdaq notifying the Company that the Company was eligible for an additional 180 calendar day period, or until March 9, 2026, to regain compliance.

On February 27, 2026, Nasdaq notified the Company that the Company had regained compliance with the Minimum Bid Price Requirement, by having a closing bid price at or greater than US$ 1.00 per Class A Ordinary Share from January 29, 2026 to February 26, 2026.

On March 3, 2026, the Board approved the increase of the authorized shares of the Company from 500,000,000 Ordinary Shares comprising 497,500,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares to 1,000,000,000 Ordinary Shares comprising 997,500,000 Class A Ordinary Shares and 2,500,000 Class B Ordinary Shares, to be effective upon successful filing and registration of the third amended and restated memorandum of association and articles of association with the Registrar of Corporate Affairs in the British Virgin Islands, which filing and registration occurred on the same day.

On March 16, 2026, the Company entered into a share subscription agreement with the Controlling Shareholder, pursuant to which the Company has agreed to issue and allot, and the Controlling Shareholder has agreed to subscribe for, 60,000,000 Class B Ordinary Shares of the Company in the total consideration of US$600 (the “Subscription”), subject to certain closing conditions. In connection with the Subscription, the Board approved to re-classify and re-designate 60,000,000 Class A Ordinary Shares out of the authorized but unissued Class A Ordinary Shares to Class B Ordinary Shares and adopted the Memorandum and Articles.

On March 16, 2026, the Company has filed a registration statement on Form F-1 (File No. 333-294360) with the United States Securities and Exchange Commission (“SEC”) in connection with the proposed offering on Nasdaq.

On March 23, 2026, the Company entered into a securities purchase agreement with certain investors (the “Securities Purchase Agreement”) for the Offering for aggregate gross proceeds to the Company of approximately US$16 million, before deducting placement agent fees and other estimated expenses payable by the Company. Pursuant to the Securities Purchase Agreement and the Registration Statement, the Company issued and sold: (i) 4,065,957 units (the “Ordinary Units”), each consisting of one Class A ordinary shares of the Company, par value US$0.00001 per share, one series A warrant to purchase one Class A Ordinary Shares (each a “Series A Warrant”) and one series B Warrant to purchase one Class A Ordinary Share (each a “Series B Warrant”), and (ii) 19,022,066 pre-funded units (the “Pre-Funded Units”), each consisting of one pre-funded warrant to purchase one Class A Ordinary Share (each a “Pre-Funded Warrant”), one Series A Warrant and one Series B Warrant at a public offering price of US$0.693 per Ordinary Unit and US$0.69299 per Pre-Funded Unit. The Offering closed on March 24, 2026.

On March 24, 2026, the Board approved a reverse share split of all of the Company’s issued and unissued shares, including its Class A ordinary shares, par value US$0.00001 each and Class B ordinary shares, par value US$0.00001 each on a 1 for 250 (the “Reverse Share Split”). Pursuant to the BVI Business Companies Act (as amended) and Memorandum and Articles of Association, the Board is authorized to effect the Reverse Share Split without the approval of the Company’s shareholders.

The Company’s Class A Ordinary Shares will begin trading on the Nasdaq on a post-Reverse Share Split basis upon the opening of the market on April 6, 2026.

As a result of the Reverse Share Split, each two-hundred-fifty (250) issued and outstanding Class A Ordinary Shares will be combined into one (1) Class A Ordinary Share and each two-hundred-fifty (250) issued and outstanding Class B Ordinary Shares will be combined into one (1) Class B Ordinary Share, automatically and without any action by shareholders. The Reverse Share Split will result in a proportional increase in par value from US$0.00001 per share to US$0.0025 per share and an adjustment of the Company’s authorized shares comprising (a) 3,750,000 Class A Ordinary Shares with a par value of US$0.0025 each and (b) 250,000 Class B Ordinary Shares with a par value of US$0.0025 each. After giving effect to the Reverse Share Split, the Company expects to have approximately 1,521,376 Class A Ordinary Shares and 250,000 Class B Ordinary Shares issued and outstanding. The Reverse Share Split is intended to increase the market price per Class A Ordinary Share to allow the Company to maintain its Nasdaq listing.